Exhibit 99.4

Notification under the Listing Rules – Directors – Shares – Rule 16.3 (c)

Wolseley plc confirms that Mr C A S Hornsby, who is responsible for the Company's US Plumbing and Heating Division, has today increased his shareholding in the company by 26,000 ordinary shares. He has exercised the under-noted share options under the terms of the Wolseley 1989 Executive Share Option Scheme and has retained all of the shares issued to him. He now holds 51,407 ordinary shares.

Director's Name	No.of options	Exercise price	Total no. of	Date of
	exercised	per share	shares acquired	acquisition
		(in pence)

Mr C.A.S.Hornsby	8,000	483.50	26,000	17.12.2004
	8,000	381.00
	10,000	397.00

FURTHER INFORMATION:

Wolseley plc

Tel: 0118 929 8700
Guy Stainer – Head of Investor Relations
Mark White – Group Company Secretary and Counsel